UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           China Precision Steel, Inc.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    16941J106
                                 (CUSIP Number)

                                 May 20, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

CUSIP No. 16941J106                   13G                  Page 2 of 12 Pages

-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Hudson Bay Fund, LP
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,140,000 shares of Common Stock (See Item 4)
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    1,140,000 shares of Common Stock (See Item 4)
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,140,000 shares of Common Stock (See Item 4)
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          2.48%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
-------------------------------------------------------------------------------

CUSIP No. 16941J106                   13G                  Page 3 of 12 Pages

-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Hudson Bay Overseas Fund, Ltd.
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,711,110 shares of Common Stock (See Item 4)
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2,711,110 shares of Common Stock (See Item 4)
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,711,110 shares of Common Stock (See Item 4)
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          5.91%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
-------------------------------------------------------------------------------

CUSIP No. 16941J106                   13G                  Page 4 of 12 Pages

-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Hudson Bay Capital Management, L.P.
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,851,110 shares of Common Stock (See Item 4)
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,851,110 shares of Common Stock (See Item 4)
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,851,110 shares of Common Stock (See Item 4)
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          8.39%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
-------------------------------------------------------------------------------

CUSIP No. 16941J106                   13G                  Page 5 of 12 Pages

-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Sander Gerber
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,851,110 shares of Common Stock (See Item 4)
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,851,110 shares of Common Stock (See Item 4)
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,851,110 shares of Common Stock (See Item 4)
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          8.39%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
-------------------------------------------------------------------------------

CUSIP No. 16941J106                   13G                  Page 6 of 12 Pages

-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Yoav Roth
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,851,110 shares of Common Stock (See Item 4)
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,851,110 shares of Common Stock (See Item 4)
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,851,110 shares of Common Stock (See Item 4)
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          8.39%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
-------------------------------------------------------------------------------

CUSIP No. 16941J106                   13G                  Page 7 of 12 Pages

-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          John Doscas
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,851,110 shares of Common Stock (See Item 4)
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,851,110 shares of Common Stock (See Item 4)
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,851,110 shares of Common Stock (See Item 4)
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          8.39%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
-------------------------------------------------------------------------------

CUSIP No. 16941J106                   13G                  Page 8 of 12 Pages

Item 1.

(a)  Name of Issuer

          China Precision Steel, Inc., a Delaware corporation (the "Company")

(b)  Address of Issuer's Principal Executive Offices

          8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan
          Hong Kong, The People's Republic of China

Item 2(a).  Name of Person Filing

          This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons" with respect to the shares of Common Stock (as defined in Item 2(d)) of the Company, that the Hudson Bay Funds (as defined below) have agreed to purchase pursuant to that certain Amended and Restated Securities Purchase Agreement (the "Purchase Agreement"), dated as of March 20, 2008 by and among Wo Hing Li, Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd. and Enable Growth Partners LP.

          FUNDS

          (i) Hudson Bay Fund, LP, with respect to the shares of Common Stock it has agreed to purchase pursuant to the Purchase Agreement.

          (ii) Hudson Bay Overseas Fund, Ltd. with respect to the shares of Common Stock it has agreed to purchase pursuant to the Purchase Agreement.

          INVESTMENT MANAGER

          (iii) Hudson Bay Capital Management, L.P., (the "Investment Manager"), with respect to the shares of Common Stock that Hudson Bay Fund, LP and Hudson Bay Overseas Fund, Ltd. (together, the "Hudson
                Bay Funds") have agreed to purchase pursuant to the Purchase Agreement and to which the Investment Manager serves as investment manager.

          REPORTING INDIVIDUALS

          (iv) Mr. Sander Gerber ("Mr. Gerber"), with respect to the shares of Common Stock that the Hudson Bay Funds have agreed to purchase pursuant to the Purchase Agreement.

          (v) Mr. Yoav Roth ("Mr. Roth"), with respect to the shares of Common Stock that the Hudson Bay Funds have agreed to purchase pursuant to the Purchase Agreement.

          (vi) Mr. John Doscas ("Mr. Doscas"), with respect to the shares of Common Stock that the Hudson Bay Funds have agreed to purchase pursuant to the Purchase Agreement.

          Mr. Gerber, Mr. Roth and Mr. Doscas are collectively referred to as the "Reporting Individuals."

          The Investment Manager serves as the investment manager to each of the Hudson Bay Funds. Each of the Reporting Individuals is an executive officer of the Investment Manager.


Item 2(b).  Address of Principal Business Office or, if none, Residence

          The address of the principal business office of each of the Reporting Persons is:

CUSIP No. 16941J106                   13G                  Page 9 of 12 Pages

          120 Broadway, 40th Floor
          New York, NY 10271

Item 2(c).  Citizenship

          Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

          Common Stock, $0.001 par value per share ("Common Stock")

Item 2(e)   CUSIP Number

          16941J106

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company's Quarterly Report for the quarterly period ended March 31, 2008 filed on Form 10-Q on May 16, 2008, indicates that as of May 15, 2008, there were 45,896,288 shares of Common Stock outstanding. In addition to the (i) 1,140,000 shares of Common Stock that Hudson Bay Fund, LP has agreed to purchase pursuant to the Purchase Agreement and (ii) 2,711,110 shares of Common Stock that Hudson Bay Overseas Fund, Ltd. has agreed to purchase pursuant to the Purchase Agreement, Hudson Bay Fund, LP holds warrants to purchase 180,600 shares of Common Stock and Hudson Bay Overseas Fund, Ltd. holds warrants to purchase 239,400 shares of Common Stock.

CUSIP No. 16941J106                   13G                  Page 10 of 12 Pages


     However, pursuant to the terms of the applicable warrants, the Hudson Bay Funds cannot exercise any of these warrants until such time as the Reporting Persons would not beneficially own after any such exercise more than 4.99% of the outstanding shares of Common Stock.

     The Investment Manager, which serves as the investment manager to the Hudson Bay Funds, may be deemed to be the beneficial owner of all shares of Common Stock beneficially owned by the Hudson Bay Funds. Each of the Reporting Individuals, as executive officers of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Commmon Stock beneficially owned by the Hudson Bay Funds. Each of the Investment Manager and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock, except for their pecuniary interest therein.


Item 5.   Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          See Exhibit I.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

       By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of May 21, 2008, by and among Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., Hudson Bay Capital Management, LP, Sander Gerber, Yoav Roth and John Doscas.

CUSIP No. 16941J106                   13G                  Page 11 of 12 Pages

                                   SIGNATURES

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 21, 2008


HUDSON BAY FUND, LP                      HUDSON BAY OVERSEAS FUND, LTD.

By: /s/ Yoav Roth                        By: /s/ Yoav Roth
    -------------                            -------------
Name:  Yoav Roth                         Name:  Yoav Roth
Title  Principal and Portfolio Manager   Title  Principal and Portfolio Manager

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Yoav Roth                        /s/ Sander Gerber
    ----------------                         -----------------
Name:  Yoav Roth                             SANDER GERBER
Title  Principal and Portfolio Manager



/s/ Yoav Roth                            /s/ John Doscas
    -------------                            -----------------
    YOAV ROTH                                JOHN DOSCAS

CUSIP No. 53954R105                   13G                  Page 12 of 12 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of China Precision Steel, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of May 21, 2008


HUDSON BAY FUND, LP                       HUDSON BAY OVERSEAS FUND, LTD.


By: /s/ YOAV ROTH                         By: /s/ YOAV ROTH
    ----------------                          -----------------
Name:  Yoav Roth                          Name:  Yoav Roth
Title  Principal and Portfolio Manager    Title  Principal and Portfolio Manager

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Yoav Roth                         By: /s/ Sander Gerber
    ----------------                          -----------------
Name:  Yoav Roth                          Name:  SANDER GERBER
Title  Principal and Portfolio Manager



/s/ Yoav Roth                             /s/ John Doscas
-------------                                 ---------------
YOAV ROTH                                     JOHN DOSCAS